May 21, 2025

Yu (Stanley) Qu
Chief Financial Officer
NIO Inc.
Building 19, No. 1355, Caobao Road
Minhang District
Shanghai, People's Republic of China

       Re: NIO Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 8, 2025
           File No. 001-38638
Dear Yu (Stanley) Qu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing